

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
Mr. Douglas J. Wetmore
Chief Financial Officer
Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, NY 10019

> **Re: Griffon Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 15, 2013**
> **File No. 1-06620**

Dear Mr. Wetmore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Consolidated Results of Operations, page 32

1. We note that you have incurred material costs for various restructuring activities during each period presented. In future filings, please provide a discussion and analysis of the anticipated future cost savings for the restructuring activities currently in process and whether the actual cost savings are in line with the anticipated cost savings from completed restructuring activities. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance.

2. We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translation and pension adjustments. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 57

Revenue recognition, page 59

3. In future filings, please disclose the amount of the accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Please also quantify the estimated remaining costs to complete for loss contracts. If loss contracts have had an immaterial impact to your consolidated financial statements, please disclose this fact. Please refer to ASC 605-35-45-2.

4. In future filings, please provide the disclosures required by ASC 605-35-50-6 – 50-10 for contract claims and revisions of contract estimates. If contract claims and contract estimate revisions have had an immaterial impact to your consolidated financial statements, please disclose this fact.

Accounts receivable, allowance for doubtful accounts and concentrations of credit risk, page 61

5. In future filings, please provide the disclosures as of each balance sheet date required by Article 5-02.3(c)(1) of Regulation S-X.

Contract costs and recognized income not yet billed, page 61

6. In future filings, please provide the disclosures as of each balance sheet date required by Articles 5-02.3(c)(3), 5-02.3(c)(4), and 5-02.6(d) of Regulation S-X.

Goodwill and indefinite-lived intangibles, page 62

7. We note your disclosure that you define your reporting units for purposes of testing goodwill for impairment as your three segments. Based on your response to comment 17 in your letter dated March 28, 2011, and your response to comment 2 in your letter dated April 21, 2011, you test goodwill for impairment at the operating segment level, as required by ASC 350-20-35-36. As such, it is unclear why your disclosure indicates that you test goodwill at the reportable segment level. Please advise.

Note 10 – Notes Payable, Capitalized Leases and Long-Term Debt, page 71

8. In future filings, please disclose the amount available under the Credit Agreement without violating any debt covenants as of the most recent balance sheet date to allow investors to better understand your liquidity.

Note 11 – Employee Benefit Plans, page 76

9. You state that the 2013 selling, general and administrative expenses include a $2.1 million non-cash, pension settlement loss resulting from the lump-sum buyout of certain participant's balances in the Company's defined benefit plan and that the buyouts were funded by the pension plan. Please tell us how you determined that the expense is a non-cash item in light of the fact that you fund the pension plan assets or remove the reference to the expense as a non-cash item in future filings.

Note 18 – Reportable Segments, page 94

10. We note your response to comment 17 in your letter dated March 23, 2011, in which you clarified that ATT and CBP meet the definition of operating segments and are aggregated into one reportable segment, as you determined that these two operating segments meet the aggregation requirements in ASC 280-10-50-11, including similar economic characteristics. In future filings, please provide the disclosure required by ASC 280-10-50-21.a., including your conclusion that the nature of the products offered by these two operating segments are similar and that the two operating segments exhibit similar economic characteristics.

11. Please disclose the basis for how you attribute your revenues from external customers to foreign countries in future filings. Refer to ASC 280-10-50-41 and 280-10-55-22 for guidance.

Note 20 – Consolidating Guarantor and Non-Guarantor Financial Information, page 98

12. Please revise your disclosure in future filings to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. Please note that "wholly-owned" has a different meaning than 100% owned. Please also refer to Article 1-02(aa) of Regulation S-X for guidance.

13. We note your disclosure that the notes are fully and unconditionally guaranteed by the guarantor subsidiaries. Please confirm to us that there are no circumstances the guarantor subsidiaries may be released entirely from its obligations to guarantee the Senior Notes. Otherwise, please provide us with a description of each release provision and confirm that in future filings you will note the release provisions each time that you disclose the guarantees are full and unconditional, along with a description of the release provisions.

14. Please tell us how your presentation for the Parent Company complies with the guidance in Article 3-10(i)(3) of Regulation S-X. In this regard, we note that the Parent Company's total shareholders' equity does not agree with the consolidated total shareholders' equity for the periods presented. Similarly, the Parent Company's net income (loss) does not agree with the consolidated net income (loss) for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825, Tracey Houser Smith at (202) 551-3736 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact David Korvin at (202) 551-3236 or Era Anagnosti at (202) 551-3369.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief